UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
[NO FEE REQUIRED]

For the fiscal year ended December 31, 2001

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the transition period from                             to

Commission file number 0-11337

A.	Full title of Plan and address of Plan, if different from that of the issuer named below:

FOOTHILL INDEPENDENT BANK PARTNERS IN YOUR FUTURE
401(k) PROFIT SHARING PLAN

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Foothill Independent Bancorp
510 South Grand Avenue,
Glendora, California 91741

FOOTHILL INDEPENDENT BANK
PARTNERS IN YOUR FUTURE
401(k) PROFIT SHARING PLAN

DECEMBER 31, 2000 AND 1999

Independent Auditors’ Report

Foothill Independent Bank
Partners In Your Future 401(k) Profit Sharing Plan
Glendora, California

We were engaged to audit the accompanying statements of net assets available for benefits of the Foothill Independent Bank Partners in Your Future 401(k) Profit Sharing Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the year ended December 31, 2001, and the supplemental information included in Schedule H, “Financial Transaction Schedules,” (IRS Form 5500) and the supplemental schedule of assets (held at end of year) referred to as “supplemental information” as of or for the year ended December 31, 2001. These financial statements and schedules are the responsibility of the Plan’s management.

As permitted by 29 CFR 2520.103-8 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, the Plan administrator instructed us not to perform, and we did not perform, any auditing procedures with respect to the information summarized in Note #3, which was certified by The Charles Schwab Trust Company, the trustee of the Plan, except for comparing the information with the related information included in the 2001 financial statements and supplemental schedules. We have been informed by the Plan administrator that the trustee holds the Plan’s investment assets and executed investment transactions. The Plan administrator has obtained a certification from the trustee as of and for the year ended December 31, 2001, that the information provided to the Plan administrator by the trustee is complete and accurate.

Because of the significance of the information in the Plan’s 2001 financial statements that we did not audit, we are unable to, and do not, express an opinion on the accompanying financial statements and supplemental schedules as of or for the year ended December 31, 2001. The form and content of the information included in the financial statements and supplemental schedules, other than that derived from the information certified by the trustee, have been audited by us in accordance with auditing standards generally accepted in the United States of America and, in our opinion, are presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

We have audited the statement of net assets available for benefits of the Foothill Independent Bank Partners in Your Future 401(k) Profit Sharing Plan as of and for the year ended December 31, 2000, and in our report dated March 19, 2001, we expressed our opinion that such financial statement presents fairly, in all material respects, the net assets available for benefits of Foothill Independent Bank Partners in Your Future 401(k) Profit Sharing Plan as of December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

/s/ Vavrinek, Trine, Day & Co., LLP

VAVRINEK, TRINE, DAY & CO., LLP

Rancho Cucamonga, California
April 1, 2002

FOOTHILL INDEPENDENT BANK
PARTNERS IN YOUR FUTURE
401(k) PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31,

	2001	2000
ASSETS
Investments at Fair Value (Note #3)
Shares of registered investment companies
Foothill Independent Bancorp common stock *	$2,621,380	$2,235,588
Mutual Funds	1,625,458	1,694,350
Loans to participants	147,191	100,978

	4,394,029	4,030,916

Receivables (Note #4)
Employer’s contribution	34,877	9,613
Participants’ contribution	56,410	14,215

	91,287	23,828

Cash*	80,480	22,851

NET ASSETS AVAILABLE FOR BENEFITS	$4,565,796	$4,077,595

*Nonparticipant-directed

The accompanying notes are an integral part of these financial statements.

FOOTHILL INDEPENDENT BANK
PARTNERS IN YOUR FUTURE
401(k) PROFIT SHARING PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31,

2001
Additions
Additions to net assets attributed to:
Investment Income
Interest	$69,368
Dividends	218,266
Realized gain on sales of investments	8,791

296,425

Contributions
Employer	272,558
Participant	414,914
Participants’ rollovers	82,940

770,412

Total Additions	1,066,837

Deductions
Deductions from net assets attributed to:
Net depreciation in fair value of instruments	117,059
Benefits paid to participants	459,037
Other distributions	2,540

Total Deductions	578,636

Net Increase in Net Assets	488,201
Net Assets Available for Benefits
Beginning of Year	4,077,595

End of Year	$4,565,796

The accompanying notes are an integral part of these financial statements

FOOTHILL INDEPENDENT BANK
PARTNERS IN YOUR FUTURE
401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000
Note #1—Description of Plan

The following description of the Foothill Independent Bank Partners in Your Future 401(k) Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

A.	General

The Plan is a defined contribution plan covering employees of Foothill Independent Bank and Platinum Results (FIB) who have completed six months of service. There is no age or service requirement. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). FIB adopted the Plan effective January 1, 1994.

B.	Contributions

Each year, FIB contributes to the Plan matching contributions equal to a discretionary percentage, to be determined by the Employer, of the participant’s salary reductions. Participants may contribute from one percent to fifteen percent of their annual wages before bonuses and overtime, not to exceed a limit set by law. The limit for 2001 was $10,500. FIB’s matching contribution is in the form of Foothill Independent Bancorp common stock. Eligible employees may contribute amounts representing distributions from other qualified plans, as long as they meet the requirements for rollover.

C.	Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocation of (a) the FIB contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

D.	Vesting

Participants are vested in FIB contributions according to the following schedule:

Years of Service	Percentage
1 year	25%
2 Years	50%
3 Years	100%

Employee contributions, deferrals, and rollovers are immediately 100 percent vested. No vested benefit may be forfeited.

FOOTHILL INDEPENDENT BANK
PARTNERS IN YOUR FUTURE
401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

Note #1—Description of Plan, Continued

E.	Payment of Benefits

On termination of service, a participant may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account. Participants with vested balances greater than $3,500 may opt to leave the balance with the Plan.

F.	Loans to Participants

Participants may apply for a loan of up to one-half of their vested account balance, with a minimum loan of $1,000 and a maximum of $50,000. The loans are secured by the accounts of the participant and are for a fixed term requiring regular payments. The loans are available to all participants and bear a reasonable rate of interest.

G.	Forfeited Accounts

At December 31, 2001, forfeited non-vested accounts totaled $17,865. These accounts will be used to reduce future employer contributions.

Note #2—Summary of Significant Accounting Policies

A.	Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

B.	Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

C.	Valuation of Assets

The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Foothill Independent Bancorp stock is valued at its quoted market price. Participant notes receivable are valued at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the date received.

FOOTHILL INDEPENDENT BANK
PARTNERS IN YOUR FUTURE
401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

Note #2—Summary of Significant Accounting Policies, Continued

D.	Tax Status

The trust established by the Plan to hold the Plan’s assets is qualified Internal Revenue Code Section 410(b). Accordingly, the Plan’s net investment income is exempt from income taxes. The Plan has received a favorable tax determination letter from the Internal Revenue Service and the Plan sponsor believes that the Plan continues to qualify and operate as designed.

E.	Administration of Plan Assets

Contributions made by FIB and its employees are held and managed by a trustee, which invests the cash received, interest, and dividends in accordance with participant’s instructions. Distributions to participants are made by the trustee. The trustee also administers the payment of principal and interest on participant loans.

Certain administrative functions are performed by officers or employees of FIB. No such officer or employee receives additional compensation from the Plan. The administrative and trustee fees associated with the Plan are paid by FIB and not from the Plan assets.

Note	#3—Investments

Investments are valued at fair value based upon quoted market prices at year-end. At December 31, 2001, investments were made up of the following:

	Cost	Current Value	Net Appreciation (Depreciation)
Foothill Independent Bancorp Common Stock	$2,557,258	$2,621,380	$64,122
Mutual Funds	1,806,639	1,625,458	(181,181)
Loans to Participants	147,191	147,191	—

Total	$4,511,088	$4,394,029	$(117,059)

At December 31, 2000, investments were made up of the following:

	Cost	Current Value	Net Appreciation (Depreciation)
Foothill Independent Bancorp Common Stock	$1,901,763	$2,235,588	$333,825
Mutual Funds	1,878,517	1,694,350	(184,167)
Loans to Participants	100,978	100,978	—

Total	$3,881,258	$4,030,916	$149,658

FOOTHILL INDEPENDENT BANK
PARTNERS IN YOUR FUTURE
401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000
Note #4—Receivables

Receivables at December 31, consist of the following:

	2001	2000
Contributions
Employer	$34,877	$9,613
Participants	56,410	14,215

Total Receivables	$91,287	$23,828

Note #5—Pending Benefits Payable

Distributions to participants who have withdrawn from the Plan, but have not yet been paid, totaled $855,051 and $701,952 at December 31, 2001 and 2000, respectively. Benefits payable to withdrawn participants are included in the total Net Assets Available for Benefits.

Note #6—Excess Contributions

During the year, there were no excess contributions that were required to be returned to participants.

Note #7—Contingencies

The Plan’s Discrimination Testing has not yet been completed for the year ended December 31, 2001. Should the results of this test determine the Plan is top-heavy, contributions may be returned to certain participants. Any effect of this testing has been determined to be immaterial to these financial statements and will be accounted for in the current year.

Note #8—Termination of Plan

Although it has not expressed any intent to do so, FIB has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

FOOTHILL INDEPENDENT BANK
PARTNERS IN YOUR FUTURE
401(k) PROFIT SHARING PLAN

FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2001

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment including maturity date, rate of interest, collateral, and par or maturity value	Cost	Current Value
	Foothill Independent Bancorp	Foothill Independent Bancorp Common Stock	$2,557,258	$2,621,380
	Morely Stable Value	Mutual Fund	240,824	252,616
	Dreyfus Premier Bond	Mutual Fund	243,688	238,942
	Columbia Balanced	Mutual Fund	541,236	493,963
	Dreyfus S & P 500	Mutual Fund	18,689	17,641
	Davis NY Venture	Mutual Fund	14,056	13,381
	Gabelli Growth	Mutual Fund	669,891	528,252
	Invesco Dynamics	Mutual Fund	4,384	4,137
	Royce Opportunity	Mutual Fund	64,869	68,068
	Artisan International	Mutual Fund	4,891	4,600
	Invesco Technology	Mutual Fund	4,111	3,858
	Participant Loans	4.5% to 10.43% interest	—	147,191

			$4,363,897	$4,394,029

There were no transactions in excess of 5 percent of investment category.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees of the Plan have duly caused this Annual Report to be signed on its behalf of the undersigned hereunto duly authorized.

FOOTHILL INDEPENDENT BANK
PARTNERS IN YOUR FUTURE
401(k) PROFIT SHARING PLAN

Date: May 30, 2002	By:	/s/ DONNA MILTENBERGER
Donna Miltenberger

Date: May 30, 2002	By:	/s/ CINDY VRACIN
Cindy Vracin

S-1

INDEX TO EXHIBITS

Exhibit No.	Description	Sequential Page No.
Exhibit 23.1	Consent of Independent Public Accountants	13

E-1